UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 30, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Net Asset Value as of June 30, 2020

As of June 30, 2020, our net asset value (“NAV”) per common share is $10.06. This NAV per common share shall be effective until updated by us on or about December 31, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	June 30, 2020 [1]	December 31, 2019 [1]
ASSETS
Investments, at fair value	$53,398	$50,520
Real estate properties, at fair value	16,313	16,134
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	6,821	6,423
Other real estate investments, at fair value	30,264	27,963
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	8,002	1,817
Other assets [4]	112	97
Total Assets	$61,512	$52,434

LIABILITIES
Accounts payable	$107	$117
Due to related party	461	107
Note payable	3,000	3,637
Dividends payable [2]	-	1,405
Settling subscriptions	-	57
Total Liabilities	$3,568	$5,323

NET ASSETS CONSIST OF:
Fundrise Growth eREIT II, LLC Members’ Equity:
Common shares; 5,761,681 and 4,708,823 shares outstanding, net of offering costs, on June 30, 2020 and December 31, 2019, respectively	$53,853	$44,475
Retained Earnings (Accumulated deficit)	(1,748)	836
Net adjustments to fair value	5,839	1,800
NET ASSETS	$57,944	$47,111
NET ASSET VALUE PER SHARE, on 5,761,681 and 4,708,823 shares outstanding for the periods ended June 30, 2020 and December 31, 2019, respectively [3]	$10.06	$10.00

[1] Estimated Balance Sheets as of June 30, 2020 and December 31, 2019.

[2] This amount does not include accrual for dividends payable that were declared before June 30, 2020 that relate to the second semi-annual period of 2020 or dividends payable that were declared before December 31, 2019 that relate to the first semi-annual period of 2020, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to the processing of any redemption requests outstanding as June 30, 2020 and December 31, 2019, respectively.

[4] Certain amounts in the prior period’s estimated balance sheet have been reclassified to conform to the current presentation. Amounts on the balance sheets related to our investment in National Lending, LLC have been reclassified from “Other assets” to “Other real estate investments, at fair value”.

On July 1, 2020, the Company announced that its net asset value per share (“NAV”) as of June 30, 2020 is $10.06 per share of our Common Shares. This NAV per common share shall be effective until on or about December 31, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on July 1, 2020 the per share purchase price of our Common Shares will be $10.06 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2020, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each semi-annual period from December 31, 2018 to June 30, 2020.

Date	NAV Per Share
December 31, 2018	$10.00
June 30, 2019	$10.00
December 31, 2019	$10.00
June 30, 2020	$10.06

Update to July 2020 Distribution

On June 30, 2020, we announced a daily distribution of $0.0004109589 per share (the “July 2020 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on July 1, 2020 and ending on July 31, 2020 (the “July 2020 Distribution Period”). As of July 1, 2020, the July 2020 Daily Distribution Amount equates to approximately 1.49% on an annualized basis calculated at the current rate, assuming a $10.06 per share purchase price.

Share Redemption Plan Status

Effective as of June 30, 2020, our Manager has determined to resume the processing and payment of redemptions under our redemption plan as well as the processing and payment of redemptions under the redemption plans of each of the sponsor’s other programs that had been previously suspended as of March 31, 2020.

Investor Letter

Attached as Exhibit 15 is a copy of the letter sent to investors on or about July 1, 2020.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibits

15.1 Investor Letter (July 1, 2020)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:      July 1, 2020